BAYER DIAGNOSTICS INDIA LIMITED.				
UNAUDITED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2007				
				(Rs. lacs)
Sr.No.	**Particulars**	**I st Quarter ended on 31.03.2007**	**Corresponding Ist Quarter in the previous year**	**Previous Accounting Year ended 31.12.2006**
				(Audited)
1.	Net Sales (excluding Excise duty) and Operating Income	1703.66	1637.72	7466.03
2.	Other Income	71.25	39.40	224.93
	Total Income	1774.91	1677.12	7690.96
3.	**Total Expenditure**	**1391.30**	**1337.68**	**6197.52**
	a) (Increase) / decrease in stock in trade	(88.96)	(99.91)	51.14
	b)) Consumption of raw materials	285.44	237.47	850.72
	c) Purchase of finished goods for resale	797.07	826.23	3486.55
	Cost of goods sold (a+b+c)	**993.55**	**963.79**	**4388.41**
	d) Staff cost	162.64	130.08	652.19
	e) Other expenditure	235.11	243.81	1156.92
4.	Interest	4.23	3.80	15.98
5.	Depreciation	131.55	111.73	468.14
6.	Profit Before Exceptional Items and Tax	247.83	223.91	1009.32
7.	Exceptional Item-Profit on Sale of Diabetes Care Business	--	--	2501.66
8.	Profit Before Tax	247.83	223.91	3510.98
9.	Provision For Taxation - Current Tax	101.87	88.35	941.66
	-Deferred Tax-	(23.07)	(19.71)	(75.45)
	-Fringe Benefit Tax-	2.80	6.79	17.92
10.	Net Profit	166.23	148.48	2626.85
11.	Paid-up Equity Share Capital (Face value of Rs. 10/- each)	156.74	156.74	156.74
12.	Reserves Excluding Revaluation Reserve	-	-	4354.72
13.	Earnings Per Share (Basic and Diluted) [Excluding exceptional item (net of tax)]	10.61	9.47	43.80
14.	Earnings Per Share (Basic and Diluted) [Including exceptional item (net of tax)]	10.61	9.47	167.60
15.	Aggregate of Public Shareholding			
	- Number of Shares	593707	593707	593707

	- Percentage of shareholding	37.88	37.84	37.88

Notes :

1.The above results have been reviewed and recommended by the Audit Committee and approved by the Board of Directors of the Company at its meeting held on April 30, 2007 and the statutory auditors have carried out a limited review of the results for the quarter ended March 31, 2007.

2. Remuneration paid to Managing Director as approved by the Shareholders of the Company for the year ended December 31, 2006 had exceeded the limits prescribed under the Companies Act, 1956 of India by Rs. 32.90 lacs. The Company had applied to Central Government of India for its approval, which is awaited.

3.There were no investor complaints pending at the beginning of the quarter. Two complaints were received during the quarter and were resolved during the quarter ended March 31, 2007.

4. The sale of the Company's equity shares held by Bayer HealthCare LLC,USA and Bayer CropScience Limited, India to Siemens Diagnostics Holding II B.V., Netherlands is subject to the Letter of Offer to the Shareholders of the Company. J.P.Morgan India Private Limited ("Manager to the Offer") has issued Letter of Offer to the minority Shareholders on March 30, 2007. The said offer closes at end of business hours on April 30, 2007.

5. The Company is engaged in "DIAGNOSTICS" business only and therefore there is only one reportable segment in accordance with the Accounting Standard on Segment Reporting (AS - 17).

6. In view of sale of Diabetes Care business effective December 1, 2006, the figures of quarter ended March 31, 2007 are not strictly comparable with that of corresponding 1st Quarter of the previous year.

7. The figures of the previous year / period is regrouped / reclassified, wherever necessary.

		For and on behalf of the BOARD OF DIRECTORS
Date	: April 30, 2007	Praveen Singh
Place	: Baroda	Managing Director